Exhibit 99.2

Envigado, February 20, 2024

PROPOSALS TO BE CONSIDERED BY THE

THE GENERAL SHAREHOLDERS’ ASSEMBLY

(“OTHER EVENTS”)

Almacenes Éxito S.A. (the “Company”), in accordance with the call to the ordinary face-to-face meeting of the General Shareholders’ Assembly that was published last February 19, after the processes and authorizations required for such purpose had been carried out, informs its shareholders and the market in general about the following proposals that will be submitted to the consideration of the General Shareholders’ Assembly, at the meeting to be held on Thursday, March 21, 2024 at 9:00 a.m., at the Company’s headquarters located in Envigado, Antioquia:

(i) Proposal of amendments to the Rules of Procedure for the Company’s General Assembly of Shareholders

(ii) Proposal of amendments to the Board of Directors Election and Succession Policy

(iii) Proposal of amendments to the Company’s Board of Directors Remuneration Policy

(iv) Board of Directors fees fixation proposal for the period 2024 – 2026

PROPOSAL OF AMENDMENT TO THE RULES OF PROCEDURE FOR THE COMPANY’S GENERAL ASSEMBLY OF SHAREHOLDERS

The following proposal for amending the Rules of Procedure for the Company’s General Assembly of Shareholders, contained in Chapter 2.1.1 of the Company’s Corporate Governance Code, is submitted to the General Shareholders’ Assembly for its corresponding approval. This amendment has the sole purpose of aligning the various corporate governance documents with the amendment to the Company’s Bylaws.

Original article	Text proposal

Article 1-. Composition

In accordance with the Company Bylaws, the General Meeting of Shareholders shall be comprised of the Shareholders listed in the “Company Shareholder Register”, participating themselves, or through their registered agents, or through proxies appointed in writing, meeting with the quorum and the conditions set forth in the Company Bylaws.

The General Meeting of Shareholders must be attended by the Company CEO and, whenever possible, all the members of the Board of Directors or, in their absence, the Chairman of the Board of Directors and the Chairmen of its different Committees.

Article 1-. Composition

In accordance with the Company Bylaws, the General Meeting of Shareholders shall be comprised of the Shareholders listed in the “Company Shareholder Register”, participating themselves, or through their registered agents, or through proxies appointed in writing, meeting with the quorum and the conditions set forth in the Company Bylaws.

The General Meeting of Shareholders must be attended by the Company CEO and, whenever possible, all the members of the Board of Directors or, in their absence, the Chairman of the Board of Directors and the Chairman of the Audit and Risk Committee and of any committees that may exist. ~~its different Committees.~~

Original article	Text proposal

Article 3-. Reports.

Notwithstanding the inclusion of other items on the agenda, that involve the presentation of reports, in the case of the ordinary General Shareholders Meeting, the following will be presented:

a) The CEO’S and Board of Directors Management Report: shall be submitted to the General Shareholders Meeting by the Company’s CEO or in his/her absence by legal representative of the Company or by the Chairman of the Board of Directors.

b) The Annual Corporate Governance Report: shall be submitted to the General Shareholders Meeting by the General Secretary of the Company or by the Chairman of the Appointments, Remuneration and Corporate Governance Committee, or whoever they designate.

c) The financial statements, separated and consolidated, of the previous fiscal year: submitted to the General Shareholders Meeting by the Financial VicePresident of the Company or whomever his/her designates.

d) Opinion issued by the Statutory Auditor about the financial statements, separated and consolidated, of the previous fiscal year: submitted to the General Shareholders Meeting by the Statutory Auditor.

At the request of the Chairman of the General Meeting of Shareholders, the chairmen of the Board of Directors Committees may report to the General Shareholders Meeting specific aspects of the work carried out by the Committees. Nonetheless, the corporate governance report shall include the report on the main activities carried out by the Committees during the year.

Article 3-. Reports.

Notwithstanding the inclusion of other items on the agenda, that involve the presentation of reports, in the case of the ordinary General Shareholders Meeting, the following will be presented:

a) The CEO’S and Board of Directors Management Report: shall be submitted to the General Shareholders Meeting by the Company’s CEO or in his/her absence by legal representative of the Company or by the Chairman of the Board of Directors.

b) The Annual Corporate Governance Report: shall be submitted to the General Shareholders Meeting by the General Secretary of the Company or whoever the Board of Director may designate ~~by the Chairman of the Appointments, Remuneration and Corporate Governance Committee, or whoever they designate~~.

c) The financial statements, separated and consolidated, of the previous fiscal year: submitted to the General Shareholders Meeting by the Financial VicePresident of the Company or whomever his/her designates.

d) Opinion issued by the Statutory Auditor about the financial statements, separated and consolidated, of the previous fiscal year: submitted to the General Shareholders Meeting by the Statutory Auditor.

At the request of the Chairman of the General Meeting of Shareholders, the Chairman of the Audit and Risk Committee and the chairmen of the Board of Directors Committees that may exist may report to the General Shareholders Meeting specific aspects of the work carried out by the respective Committees. Nonetheless, the corporate governance report shall include the report on the main activities carried out by the Audit and Risk Committee and Committees that may exist during the year.

PROPOSAL OF AMENDMENT TO THE BOARD OF DIRECTORS ELECTION AND SUCCESSION POLICY

The following proposal to amend the Board of Directors Election and Succession Policy, contained in Chapter 2.2.2 of the Corporate Governance Code, is submitted to the General Shareholders’ Assembly for its approval in accordance with Article 29 (a) of the Company’s Bylaws.

Original article	Text proposal	Justification

Article 1:

Through its Chairman and with the support of the Appointment, Remuneration and Corporate Governance Committee, the Board of Directors is the appropriate body to centralize and coordinate the process of forming the Board of Directors prior to the General Meeting of Shareholders.

For these purposes, together with the announcement of the Ordinary General Meeting of the year in which the Board of Directors must be appointed, it must inform the Shareholders of the time that they have to submit their lists of candidates to form the Board of Directors.

Article 1:

Through its Chairman ~~and with the support of the Appointment, Remuneration and Corporate Governance Committee~~, the Board of Directors is the appropriate body to centralize and coordinate the process of forming the Board of Directors prior to the General Meeting of Shareholders.

For these purposes, together with the announcement of the Ordinary General Meeting of the year in which the Board of Directors must be appointed, it must inform the Shareholders of the time that they have to submit their lists of candidates to form the Board of Directors.

Align the various corporate governance documents with the Bylaws amendment, eliminating from the Policy the reference to the Appointment, Remuneration and Corporate Governance Committee, establishing that only the Board of Directors will be the appropriate body to coordinate the process of forming the Board of Directors prior to the meeting of the General Shareholders’ Assembly at which such decision will be submitted for consideration.
Article 5: A person with any of the following incompatibilities or disqualifications may not be a member of the Company’s Board of Directors:	Article 5: A person with any of the following incompatibilities or disqualifications may not be a member of the Company’s Board of Directors:	Limit the regime of disqualifications and incompatibilities by subject matter.

i. Belongs to more than four (4) boards of directors of Colombian corporations, in addition to the Company (Article 202 of the Commercial Code).

ii. Belongs or has belonged within the previous two (2) years to the boards of directors of companies that compete, directly or indirectly, with the Company in the largearea retail sector, as well as being or having been president, legal representative, administrator or employee of a competitor of the Company in the large-area retail sector, during the two (2) years prior to their appointment

a. For their participation in other Boards of Directors:

i. Belongs to more than four (4) boards of directors of Colombian corporations, in addition to the Company (Article 202 of the Commercial Code).

b. For its relationship with competitors:

ii. Belongs or has belonged within the previous two (2) years to the boards of directors of companies that compete, directly or indirectly, with the Company in the largearea retail sector, as well as being or having been president, legal representative, administrator or employee of a competitor of the Company in the large-area retail sector, during the two (2) years prior to their appointment

Original article	Text proposal	Justification

iii. Having provided services or having received any remuneration, directly or indirectly, for an annual value greater than USD 120,000, from direct or indirect competitors of the Company, during the two (2) years prior to their appointment.

iv. That the candidate for member of the Board of Directors, directly or jointly with their Close Family Members, have a direct or indirect shareholding or are real beneficiaries of a shareholding equal to or greater than point five percent (0.5%) of the voting capital of competitor entities of the Company in the large-area retail sector.

v. Be a counterpart, directly or through their Close Family Members or entities in which the candidate or their Close Family Members hold a managerial position, in judicial, administrative or arbitration proceedings, or in judicial or extrajudicial conciliation proceedings, in which the counterparty is the Company or any of its subsidiaries.

vi. Is linked by marriage or facto marital union, or by kinship within the third degree of consanguinity or second degree of affinity or first civil relationship with a member of the Board of Directors of the Company, who exercises functions as Director and the existence of his resignation is unknown on the date it is submitted for consideration by the General Shareholders’ Assembly the election of the respective candidate or with another candidate for member of the Board of Directors of the Company in the same election.

iii. Having provided services or having received any remuneration, directly or indirectly, for an annual value greater than USD 120,000, from direct or indirect competitors of the Company, during the two (2) years prior to their appointment.

iv. That the candidate for member of the Board of Directors, directly or jointly with their Close Family Members2, have a direct or indirect shareholding or are real beneficiaries of a shareholding equal to or greater than point five percent (0.5%) of the voting capital of competitor entities of the Company in the large-area retail sector.

v. Be a counterpart, directly or through their Close Family Members or entities in which the candidate or their Close Family Members hold a managerial position, in judicial, administrative or arbitration proceedings, or in judicial or extrajudicial conciliation proceedings, in which the counterparty is the Company or any of its subsidiaries.

~~vi. Is linked by marriage or facto marital union, or by kinship within the third degree of consanguinity or second degree of affinity or first civil relationship with a member of the Board of Directors of the Company, who exercises functions as Director and the existence of his resignation is unknown on the date it is submitted for consideration by the General Shareholders’ Assembly the election of the respective candidate or with another candidate for member of the Board of Directors of the Company in the same election.~~

Original article	Text proposal	Justification

vii. Is in a current or potential competition situation in the large-area retail sector, directly or through their Close Family Members, with the Company and/or any of its subsidiaries.

viii. Is involved in a situation of material and permanent conflict of interest, as determined by the Board of Directors.

ix. Has been convicted or found responsible, in Colombia or in another jurisdiction, in judicial or administrative proceedings, within the ten (10) years prior to the date of the General Shareholders’ Assembly in which the Board of Directors would be elected for: (a) the violation of the norms that regulate the stock market, (b) as well as having been disqualified, totally or partially, by public or private entities, to carry out commercial activities in any jurisdiction.

vi~~i~~. Is in a current or potential competition situation in the large-area retail sector, directly or through their Close Family Members, with the Company and/or any of its subsidiaries.

c. For their inability to engage in commerce:

vii. Has been subject to a legal impediment or a sanction that disqualifies it from engaging in commercial activities in Colombia or abroad.

d. For being involved in a conflict of interest:

viii. Is involved in a situation of material and permanent conflict of interest, as determined by the Board of Directors.

~~ix. Has been convicted or found responsible, in Colombia or in another jurisdiction, in judicial or administrative proceedings, within the ten (10) years prior to the date of the General Shareholders’ Assembly in which the Board of Directors would be elected for: (a) the violation of the norms that regulate the stock market, (b) as well as having been disqualified, totally or partially, by public or private entities, to carry out commercial activities in any jurisdiction.~~

Original article	Text proposal	Justification

x. Has been a managerial employee of persons who incurred, within the ten (10) years prior to the date of the General Shareholders’ Assembly meeting in which the Board of Directors would be elected, in the disqualifications contemplated in the previous point, provided that the candidate was a managerial employee of the respective person at the time the events constituting the offense occurred.

xi. Has been convicted in a criminal proceeding within the ten (10) years prior to the date of the General Shareholders’ Assembly in which the Board of Directors would be elected.

xii. Has been disciplinary or fiscally sanctioned by any government entity within the ten (10) years prior to the date of the General Shareholders’ Assembly in which the Board of Directors would be elected.

~~x. Has been a managerial employee of persons who incurred, within the ten (10) years prior to the date of the General Shareholders’ Assembly meeting in which the Board of Directors would be elected, in the disqualifications contemplated in the previous point, provided that the candidate was a managerial employee of the respective person at the time the events constituting the offense occurred.~~

~~xi. Has been convicted in a criminal proceeding within the ten (10) years prior to the date of the General Shareholders’ Assembly in which the Board of Directors would be elected.~~

~~xii. Has been disciplinary or fiscally sanctioned by any government entity within the ten (10) years prior to the date of the General Shareholders’ Assembly in which the Board of Directors would be elected.~~

Original article	Text proposal	Justification

xiii. Has been reported on the lists or linked to conduct related to money laundering, financing of terrorism and financing for the proliferation of weapons of mass destruction, within the ten (10) years prior to the date of the meeting of the General Assembly of Shareholders in which the Board of Directors would be elected.

In the Board of Directors, there may not be a majority comprised of (i) people related to each other by marriage, civil union or relationship to the fourth degree of consanguinity, second degree of affinity or first degree of kinship by adoption; or (ii) people hired by the Company for work.

If the Board of Directors is elected in violation to the provisions of this article, it will not be able to act and the previous Board of Directors will continue to exercise its functions, which will immediately call the General Shareholders’ Assembly for a new election. The decisions adopted by the Board of Directors with the vote of a majority that contravene the provisions of this rule will lack all effectiveness.

If an elected Director is, after his appointment, immersed in a cause of incompatibility or disqualification provided in this article, duly accredited before the Appointment, Remuneration and Corporate Governance Committee and the Board of Directors without the presence of the member in question, the position will remain vacant and a new election of the Board of Directors will proceed.

The Board of Directors may define other incompatibilities and disqualifications applicable to Board Members.

 ~~xiii. Has been reported on the lists or linked to conduct related to money laundering, financing of terrorism and financing for the proliferation of weapons of mass destruction, within the ten (10) years prior to the date of the meeting of the General Assembly of Shareholders in which the Board of Directors would be elected.~~

In the Board of Directors, there may not be a majority comprised of ~~(i)~~ people related to each other by marriage, civil union or relationship to the thirth ~~fourth~~ degree of consanguinity, second degree of affinity or first degree of kinship by adoption (Article 435 of the Commercial Code).~~; or (ii) people hired by the Company for work.~~

If the Board of Directors is elected in violation to the provisions of this article, it will not be able to act and the previous Board of Directors will continue to exercise its functions, which will immediately call the General Shareholders’ Assembly for a new election. The decisions adopted by the Board of Directors with the vote of a majority that contravene the provisions of this rule will lack all effectiveness.

If an elected Director is, after his appointment, immersed in a cause of incompatibility or disqualification provided in this article, duly accredited before the ~~Appointment, Remuneration and Corporate Governance Committee and the~~ Board of Directors without the presence of the member in question, the position will remain vacant and a new election of the Board of Directors will proceed.

The Board of Directors may define other incompatibilities and disqualifications applicable to Board Members.

Original article	Text proposal	Justification

Article 6:

As well as the criteria stated in this policy for all candidates, the candidates to be Independent Members of the Board of Directors must meet the requirements established in Article 44 of Law 964/2005, as well as the regulations that add to, replace and/or repeal said law and by what is established in the corporate instruments of the Company. If this approved, the Board of Directors may adopt a definition of the criteria of independence that includes not only those contained in Law 964/2005, but also the requirements associated with the candidates’ relations with the Company’s Shareholders, Senior Management and stakeholders.

The candidates to be Independent Members must declare this quality in the communication in which they accept their nomination to be part of the Board of Directors.

Article 6:

As well as the criteria stated in this policy for all candidates, the candidates to be Independent Members of the Board of Directors must meet the requirements established in (i) Article 44 of Law 964/2005, as well as the regulations that add to, replace and/or repeal said law, (ii) other regulations to which the Company is subject in its capacity as issuer in the various markets in which it is an issuer of securities, and (iii) by what is established in the corporate instruments of the Company. If this approved, the Board of Directors may adopt a definition of the criteria of independence that includes not only those contained in Law 964/2005, but also the requirements associated with the candidates’ relations with the Company’s Shareholders, Senior Management and stakeholders.

The candidates to be Independent Members must declare this quality in the communication in which they accept their nomination to be part of the Board of Directors.

Complement the article by including the requirement for candidates to become independent members to comply with the regulations of the different markets in which the Company is an issuer in the securities market.

Original article	Text proposal	Justification

Article 9:

In the event that the results of the performance assessment of the Board of Directors and its Committees show that:

a) The performance of a Director is subject to improvement: the Appointments, Compensation and Corporate Governance Committee and the Board of Directors, jointly, will determine the pertinent steps that the Director must take in order to improve those aspects of his performance. The foregoing, notwithstanding to the fact that he may choose to consider his removal.

b) A Director has incurred in any of the following conducts, which may lead to his removal:

(…)

Article 9:

In the event that the results of the performance assessment of the Board of Directors and of the ~~its~~ Committees that may exist show that:

a) The performance of a Director is subject to improvement: ~~the Appointments, Compensation and Corporate Governance Committee and~~ the Chairman of the Board of Directors~~, jointly~~, will determine the pertinent steps that the Director must take in order to improve those aspects of his performance. ~~The foregoing, notwithstanding to the fact that he may choose to consider his removal.~~

b) A Director has incurred in any of the following conducts, which may lead to his removal:

(…)

Align the various corporate governance documents with the Bylaws amendment, eliminating the reference to the Appointment, Remuneration and Corporate Governance Committee from the Policy.

PROPOSAL OF AMENDMENT TO THE COMPANY BOARD OF DIRECTORS REMUNERATION POLICY

The following proposal to amend the Company’s Board of Directors Remuneration Policy, contained in chapter 2.2.3 of the Corporate Governance Code, is submitted to the General Shareholders’ Assembly for its corresponding approval under the terms of Article 29 paragraph (b) of the Company’s Bylaws, in order to align the different corporate governance documents with the amendment to the Bylaws and expressly establish that the Company’s employees who become members of the Board of Directors shall not receive any remuneration:

Original article	Text proposal
Article 1: Remuneration of Board Members. For the activities carried out by the Board of Directors, its members shall have the right to remuneration for attending in-person and distance meetings

Article 1: Remuneration of Board Members. For the activities carried out by the Board of Directors, its members shall have the right to remuneration for attending in-person and distance meetings

However, members of the Board of Directors who are employees of the Company or those employees of the Company who are required to attend any of the meetings shall not receive remuneration for their attendance.

Article 2: Remuneration of Board Committee Members.

Members of the Board Committees shall have the right to remuneration for attending the in-person and distance Committee meetings. However, the members of said Board Committees who are Company employees, or Company employees who must attend a Committee meeting, shall not receive remuneration for their attendance at the meeting.

Article 2: Remuneration of the members of the Audit and Risk Committee and other Board Committees that may exist ~~Members~~.

Members of the Audit and Risk Committee and the other Board Committees that may exist shall have the right to remuneration for attending the in-person and distance Committee meetings. However, the members of ~~said~~ the Board Committees who are Company employees, or Company employees who must attend a Committee meeting, shall not receive remuneration for their attendance. ~~at the meeting.~~

Article 3: Additional Remuneration of the Chairman of the Board and of the Board Committees.

The General Meeting of Shareholders may establish additional professional fees for the Chairmen of the Board of Directors and of the Board Committees for each attendance of in-person and distance meetings of the Board of Directors or the respective Board Committee in consideration of the specific responsibilities and greater time required for said position.

Article 3: Additional Remuneration of the Chairman of the Board and of the Audit and Risk Committee and other Board Committees that may exist.

The General Meeting of Shareholders may establish additional professional fees for the Chairmen of the Board of Directors and of the Audit and Risk Committee and other Board Committees that may exist for each attendance of in-person and distance meetings of the Board of Directors, the Audit and Risk Committee or the ~~respective~~ Board Committee that may exist in consideration of the specific responsibilities and greater time required for said position.

Article 4: Establishing Professional Fees. The value of the professional fees for members of the Board of Directors and its Board Committees shall be established for each period by the General Meeting of Shareholders at the session for the election of members for the corresponding term.	Article 4: Establishing Professional Fees. The value of the professional fees for members of the Board of Directors, the Audit and Risk Committee and ~~it’s~~ the other Board Committees that may exist shall be established for each period by the General Meeting of Shareholders at the session for the election of members for the corresponding term.

Original article	Text proposal

Article 5: Criteria to Establish Remuneration. The following principles and parameters shall be followed when establishing the remuneration of the members of the Board of Directors and the Board Committees:

a) Consistency: Remuneration shall be consistent with stringent risk management, without fostering an inappropriate assumption thereof, and be aligned with the Shareholders’ interests, promoting the generation of long-term value.

b) Competitiveness: Remuneration shall be competitive in order to attract and retain talent of the highest professional, academic and personal quality, but at the same time be appropriate and fair.

c) The structure, obligations, and responsibilities of the Board of Directors, as well as the methods for evaluating the performance thereof.

d) The personal and professional qualities of its members, as well as their professional experience.

e) The time to be invested.

f) The remuneration for the respective position in comparable national and international companies.

g) The other criteria that the General Meeting of Shareholders deems appropriate when making the decision.

Article 5: Criteria to Establish Remuneration. The following principles and parameters shall be followed when establishing the remuneration of the members of the Board of Directors, the Audit and Risk Committee and the other Board Committees that may exist:

a) Consistency: Remuneration shall be consistent with stringent risk management, without fostering an inappropriate assumption thereof, and be aligned with the Shareholders’ interests, promoting the generation of long-term value.

b) Competitiveness: Remuneration shall be competitive in order to attract and retain talent of the highest professional, academic and personal quality, but at the same time be appropriate and fair.

c) The structure, obligations, and responsibilities of the Board of Directors, as well as the methods for evaluating the performance thereof.

d) The personal and professional qualities of its members, as well as their professional experience.

e) The time to be invested.

f) The remuneration for the respective position in comparable national and international companies.

g) The other criteria that the General Meeting of Shareholders deems appropriate when making the decision.

Original article	Text proposal

Article 6: Expenses to Be Assumed by the Company. The Company shall directly assume the following expenses as long as they are necessary for the exercise of the functions of the Board of Directors and of the Board Committees:

a) Travel expenses, accommodation, road transportation and sending information

b) Expenses related to training, updates and hiring external consultants

c) Costs related to the insurance policy for the Company’s Directors and Administrators

Article 6: Expenses to Be Assumed by the Company. The Company shall directly assume the following expenses as long as they are necessary for the exercise of the functions of the Board of Directors, the Audit and Risk Committee and of the other Board Committees that may exist:

a) Travel expenses, accommodation, road transportation and sending information

b) Expenses related to training, updates and hiring external consultants

c) Costs related to the insurance policy for the Company’s Directors and Administrators

PROPOSAL FOR THE BOARD OF DIRECTORS FEES FIXATION FOR THE PERIOD 2024-2026

In compliance with article four of the Company’s Board of Directors Remuneration Policy, the following proposal regarding the fees fixation of the Board of Directors is submitted to the consideration of the General Shareholders’ Assembly for its corresponding approval:

Considering that:

(i)	The fees of the members of the Board of Directors and of the Audit and Risk Committee shall be established for each period by the General Shareholders’ Assembly at the meeting at which they are elected for the corresponding period; and

(ii)	The provisions of the Company’s Board of Directors Remuneration Policy.

The General Shareholders’ Assembly of Almacenes Éxito S.A. resolves:

To establish the following fee allocation for the Board of Directors for the period 2024- 2026:

FIRST. The non-independent members shall not receive any fees for the preparation and attendance to each meeting of the Board of Directors.

SECOND. The executive members of the Company who become members of the Board of Directors shall not receive any remuneration for the preparation and attendance to each meeting of the Board of Directors.

THIRD. The independent members shall receive fees of an amount of FIVE HUNDRED DOLLARS (500 USD) for the preparation and attendance to each meeting of the Board of Directors and to each meeting of the Audit and Risk Committee.

FOURTH. The Chairman of the Board of Directors and the Chairman of the Audit and Risk Committee shall not receive differential fees.